UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1)
Sun Bancorp, Inc.
(Name of Issuer)
Common Stock, par value $1.00
(Title of Class of Securities)
966633B 10 2
(CUSIP Number)
December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]  Rule 13d-1(b)

[ x ]  Rule 13d-1(c)

[    ]  Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 966633B 10 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Maycomb Holdings II, LLC 27-2508972
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	2,820,141*
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	2,820,141*
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,820,141*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		3.3% **
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

* As of December 31, 2011.
** Based on 85,562,301 shares of Common Stock outstanding as of November 3, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2011 filed with the Securities and Exchange Commission on  November 3, 2011.

CUSIP No. 966633B 10 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Maycomb Holdings III, LLC 26-4437045
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	2,820,140*
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	2,820,140*
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,820,140*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		3.3% **
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

* As of December 31, 2011.
** Based on 85,562,301 shares of Common Stock outstanding as of November 3, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2011 filed with the Securities and Exchange Commission on  November 3, 2011.

CUSIP No. 966633B 10 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Maycomb Holdings IV, LLC 27-2948920
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	2,820,140*
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	2,820,140*
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,820,140*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		3.3% **
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

* As of December 31, 2011.
** Based on 85,562,301 shares of Common Stock outstanding as of November 3, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2011 filed with the Securities and Exchange Commission on  November 3, 2011.

CUSIP No. 966633B 10 2

Amendment No. 1 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Persons on November 10, 2010 (the "Schedule 13G").  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4        Ownership:

The information set forth in Rows 5 through 11 of the cover pages to this Amendment No. 1 to Schedule 13G is incorporated herein by reference for each Reporting Person. The shares reported herein are directly beneficially owned by the Reporting Persons but may also be deemed to be indirectly beneficially owned by Siguler Guff Advisers, LLC, which is the investment adviser to the Reporting Persons and has voting and investment control over the securities of the Issuer held by the Reporting Persons.

CUSIP No. 966633B 10 2

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2012

MAYCOMB HOLDINGS II, LLC By Siguler Guff DOF II GP, LLC, its Managing Member
By:	/s/ Kenneth J. Burns
Name: Kenneth J. Burns Title: Managing Director
MAYCOMB HOLDINGS III, LLC By Siguler Guff DOF III GP, LLC, its Managing Member
By:	/s/ Kenneth J. Burns
Name: Kenneth J. Burns Title: Managing Director
MAYCOMB HOLDINGS IV, LLC By Siguler Guff DOF IV GP, LLC, its Managing Member
By:	/s/ Kenneth J. Burns
Name: Kenneth J. Burns Title: Managing Director